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                                                               EXHIBIT (a)(5)(A)


FOR IMMEDIATE RELEASE
For further information, call
Bonnie Herron, 770/564-5504
or email to bherron@intelsys.com

             INTELLIGENT SYSTEMS CORPORATION ANNOUNCES COMMENCEMENT
                              OF SELF TENDER OFFER

ATLANTA, GEORGIA, JUNE 1, 2001 - Intelligent Systems Corporation (AMEX:INS; www.intelsys.com) announced today that its Board of Directors has approved the repurchase of up to 1,000,000 shares of its common stock through a self-tender offer commencing immediately. The tender offer cash price is $5.25 per common share, a 19.0% premium to the $4.40 closing price per share on May 31, 2001, the last trading day prior to the date of this release. The one million shares covered by the tender offer represent 17.8% of the 5,623,784 shares of the Company's common stock currently outstanding. If 1,000,000 shares are tendered and accepted, the total purchase price paid by the Company will be $5,250,000.

         If more than 1,000,000 shares are tendered, shares tendered by shareholders owning less than 100 shares will be accepted first and the remaining tendered shares will be accepted on a pro rata basis by the Company. The tender offer is not contingent upon any minimum number of shares being tendered.

         The tender offer commences today, June 1, 2001, and will expire at 12:00 am (midnight) Eastern Time on Friday, June 29, 2001, unless extended by the Company. The Company has appointed American Stock Transfer and Trust Company to serve as the Information Agent and Depositary for the tender offer. Tender offer documents will be mailed to shareholders commencing today.

         Leland Strange, President of Intelligent Systems stated "Given the recent liquidity event whereby we received over $20 million related to the sale of our affiliate company, PaySys International, Inc, we believe the tender offer announced today represents the right balance between reinvesting in operating companies and providing our shareholders an opportunity to sell some of their shares at a premium to the current market price. Management believes the repurchase of our shares is one of the best investments available to the Company at this time and is consistent with our long-term goal of increasing shareholder value."

         In connection with approving the tender offer, the Board of Directors reduced the number of shares authorized for repurchase under a previously announced stock repurchase program to a maximum of 400,000 additional shares. The Company has been able to repurchase less than ten thousand shares in 2001 as a result of a black-out period during the extended negotiations related to the PaySys sale and various other rules and regulations that limit the timing and volume of open market purchases by the

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Company. The Company will resume the repurchase program after the tender offer expires. The Board of Directors also decided to postpone a decision with respect to implementing a reverse stock split until after the expiration of the tender offer.

         Neither ISC nor its Board of Directors is making any recommendation to shareholders as to the tender. Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares. The Company has been advised that its directors or officers may participate in the tender offer.

         THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF INTELLIGENT SYSTEMS CORPORATION COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY INTELLIGENT SYSTEMS CORPORATION COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY INTELLIGENT SYSTEMS CORPORATION TO ITS SHAREHOLDERS ON THE COMMENCEMENT OF THE PROPOSED OFFER. SHAREHOLDERS SHOULD CAREFULLY READ THOSE MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS MAYOBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT WWW.SEC.GOV WITHOUT CHARGE. SHAREHOLDERS MAY ALSO OBTAIN COPIES OF THE OFFER TO PURCHASE AND RELATED MATERIALS, WITHOUT CHARGE, FROM INTELLIGENT SYSTEMS CORPORATION BY ORAL OR WRITTEN REQUEST TO INTELLIGENT SYSTEMS CORPORATION ATTENTION: INVESTOR RELATIONS, 4355 SHACKLEFORD ROAD, NORCROSS, GEORGIA 30093 OR BY CALLING (770) 381-2900 OR FROM THE COMPANY'S INFORMATION AGENT, AMERICAN STOCK TRANSFER AND TRUST CO. AT 59 Maiden Lane, Plaza Level, New York, New York, 10038 TELEPHONE 1-877-777-0800 (TOLL-FREE).

ABOUT INTELLIGENT SYSTEMS CORPORATION

         For more than twenty-five years, Intelligent Systems Corporation has identified, created, operated and grown early stage technology companies. The Company uses a combination of business know-how, flexible support, a network of contacts and resources and equity capital to create sustainable companies. Since 1990, the Company has operated the Intelligent Systems Incubator, an award-winning pioneer in privately funded incubators. Further information is available on the Company's website at www.intelsys.com, or by calling the Company's headquarters at 770/381-2900.

         Any forward-looking information contained herein is being provided in accordance with the provisions of the Private Securities Litigation Reform Act. Such information is subject to certain assumptions and beliefs based on current information known to the Company and is subject to factors that could result in actual results differing materially from those anticipated in any forward-looking statements contained herein. Accordingly, there can be no assurance that any

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forward-looking statements contained herein will occur or that objectives will be achieved.


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